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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                 Schedule 14D-9

                      Solicitation/Recommendation Statement

                       Pursuant to Section 14(d)(4) of the

                         Securities Exchange Act of 1934

                  1999 BROADWAY ASSOCIATES LIMITED PARTNERSHIP
                            (Name of Subject Company)

                  1999 BROADWAY ASSOCIATES LIMITED PARTNERSHIP
                        (Name of Person Filing Statement)

                      Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                                 Carolyn Tiffany
              Winthrop Financial Associates, A Limited Partnership
                           7 Bulfinch Place, Suite 500
                                  P.O. Box 9507
                           Boston, Massachusetts 02114
                                 (617) 570-4600

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) filing Statement)

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ITEM 1. Subject Company Information

      The name of the subject company is 1999 Broadway Associates Limited Partnership, a Delaware limited partnership (the "Partnership"). The address of the principal executive offices of the Partnership is 7 Bulfinch Place, Suite 500, P.O. Box 9507, Boston, Massachusetts 02114 and the telephone number of such offices is (617) 570-4600. The title of the class of equity securities to which this statement relates is limited partnership units ("Units") of the Partnership. As of May 1, 2005, there were 460 Units outstanding.

ITEM 2. Identity and Background of the Filing Person

      This Statement is being filed by the Partnership and relates to the tender offer of Equity Resource Dover Fund Limited Partnership ("Equity Resource"), to purchase up to 50 Units at a purchase price of $10,000 per Unit, pursuant to the terms and conditions of an Offer to Purchase dated April 20, 2005, as amended on May 5, 2005, and the related Letter of Transmittal (together, the "Equity Resource Offer"). The Equity Resource Offer is being made pursuant to a tender offer statement on Schedule TO dated April 20, 2005.

      According to the Equity Resource Offer, the principal business address of Equity Resource's executive offices is c/o Equity Resources Group, Inc., 44 Brattle Street, Cambridge, Massachusetts 02138.

ITEM 3. Past Contacts, Transactions, Negotiations and Agreements

      An affiliate of Equity Resource previously made a tender offer for Units in 2001. In addition, Equity Resource sent a letter to the general partner of the Partnership seeking a list of limited partners to enable it to commence the Equity Resource Offer. The Partnership provided Equity Resource with such list on March 21, 2005. The list was provided to Equity Resource pursuant to an agreement entered into in May 2000 between affiliates of Equity Resource and the general partner of the Partnership (the "Equity Resource Agreement"). Pursuant to the Equity Resource Agreement, the general partner of the agreed to deliver to Equity Resource and its affiliates lists of limited partners in the Partnership and certain other partnerships in which the general partner of the Partnership or its affiliates act as the general partner so long as Equity Resource or its affiliate is a limited partner in such partnership. In addition, pursuant to the Equity Resource Agreement, the general partner of the Partnership has the right to acquire from Equity Resource one-half of all Units it acquires pursuant to the Equity Resource Offer for a purchase price equal to the purchase price paid by Equity Resource for such Units. The general partner of the Partnership has elected not to exercise its right to purchase one-half of the Units acquired in the Equity Resource Offer.

ITEM 4. The Solicitation or Recommendation

      The Partnership believes that the price being offered by Equity Resource is not indicative of the Partnership's value and therefore recommends against accepting the Equity Resource Offer. That is, the Partnership believes that if the assets owned by the Partnership were presently sold, the net proceeds of such sales, when added to the Partnership's current reserves, would provide a per Unit distribution greater than the purchase price being offered by Equity


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Resource. As indicated above, the general partner of the Partnership will have the right to acquire one-half of any Units acquired by Equity Resource in its offer. The general partner of the Partnership has elected not to exercise its right to purchase one-half of the Units acquired in the Equity Resource Offer. Each limited partner is encouraged to consult with his or her own financial advisor in determining whether to tender his or her Units in the Equity Resource Offer.

ITEM 5. Persons/Assets Retained, Employed or to be Compensated

      None.

ITEM 6. Interest in Securities of the Subject Company

      During the past 60 days none of the persons referred to in Item 1008(b) of Regulation M-A effected any transactions in the subject securities.

ITEM 7. Purposes of the Transactions and Plans or Proposals

      None.

ITEM 8. Additional Information to be Furnished

      None.

ITEM 9. Material to be Filed as Exhibits

      The following Exhibits are filed herewith:

      Exhibit (a) - Letter to Limited Partners from the Partnership dated May 3,
                    2005.
      Exhibit (b) - Letter to Limited Partners from the Partnership dated May 9,
                    2005.


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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: May 9, 2005

                                              1999 BROADWAY ASSOCIATES LIMITED
                                              PARTNERSHIP


                                              By: Winthrop Financial Associates,
                                                  A Limited Partnership
                                                  General Partner

                                                  By: /s/ Peter Braverman
                                                      ------------------------
                                                      Peter Braverman
                                                      Executive Vice President


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